EXHIBIT 99.17
                                                                   -------------




                             MATERIAL CHANGE REPORT




1.       Reporting Issuer:

         Vermilion Energy Trust
         2800, 400 - 4th Avenue S.W.
         Calgary, Alberta T2P 0J4

2.       Date of Material Change:

         March 19, 2004

3.       Press Release:

         On March 22, 2004 at Calgary, Alberta, a news release was issued and disseminated through Canada NewsWire.

4.       Summary of Material Change:

         On March 22, 2004, Vermilion Energy Trust (the "Trust") together with its subsidiary, Aventura Energy Inc. ("Aventura") announced that Aventura had entered into an agreement with BG Group, through its wholly-owned Canadian subsidiary, BG Canada Ltd., whereby BG Canada Ltd. will offer to acquire all of the outstanding shares of Aventura for $5.10 in cash per share (the "Offer"). The Offer is intended to expire at 7:00 p.m. (Calgary time) on May 4, 2004.

         In connection with the Offer, the Trust and its operating subsidiary, Vermilion Resources Ltd. ("Vermilion"), agreed to irrevocably tender Vermilion's 32,271,590 common shares of Aventura to the Offer (representing approximately 68.4% of the outstanding common shares of Aventura on a partially diluted basis (which assumes all in-the-money options to acquire common shares of Aventura are exercised in full)) pursuant to a lock-up agreement with BG Canada Ltd. and BG Energy Holdings Limited. If the Offer is successful, Vermilion will receive proceeds of approximately $164.6 million from the tender of its Aventura shares to the Offer.

5.       Full Description of Material Change:

         On March 22, 2004, Vermilion Energy Trust (the "Trust") together with its subsidiary, Aventura Energy Inc. ("Aventura") announced that Aventura had entered into an agreement with BG Group, through its wholly-owned Canadian subsidiary, BG Canada Ltd., whereby BG Canada Ltd. will offer to acquire all of the outstanding shares of Aventura for $5.10 in cash per share (the "Offer"). The Offer is intended to expire at 7:00 p.m. (Calgary time) on May 4, 2004.

         In connection with the Offer, the Trust and its operating subsidiary, Vermilion Resources Ltd. ("Vermilion"), agreed to irrevocably tender Vermilion's 32,271,590 common shares of Aventura to the Offer (representing approximately 68.4% of the outstanding common shares of Aventura on a partially diluted basis (which assumes all in-the-money options to acquire common shares of Aventura are exercised in full)) pursuant to a lock-up agreement with BG Canada Ltd. and BG Energy Holdings Limited. If the Offer is successful, Vermilion will receive proceeds of approximately $164.6 million from the tender of its Aventura shares to the Offer.

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                                      -2-


         On March 19, 2004, Vermilion and the Trust entered into a Lock-Up Agreement with BG Energy Holdings Limited ("BGEH") and BG Canada Ltd. (the "Offeror"). Pursuant to the Lock-Up Agreement, Vermilion and the Trust represented that Vermilion is the beneficial owner of 32,271,590 common shares of Aventura and irrevocably agreed to accept the Offer and tender such common shares to the Offer.

         The following is a summary of the principal terms of the Lock-Up Agreement.

         AGREEMENT TO DEPOSIT: Vermilion and the Trust have irrevocably agreed to accept the Offer and deposit the common shares of Aventura held by Vermilion to the Offer on the terms set out in the Lock-Up Agreement.

         COMPLIANCE WITH SUPPORT AGREEMENT: The Offeror has agreed with Vermilion and the Trust that it would make the Offer on the terms and conditions outlined in the Support Agreement entered into between Aventura, BGEH and the Offeror dated March 19, 2004 (the "Support Agreement").

         TERMINATION OF THE LOCK-UP AGREEMENT: The Lock-Up Agreement may be terminated in certain circumstances, including:

         (a) by mutual consent of BGEH, the Offeror, Vermilion and the Trust;

         (b) by Vermilion and the Trust, BGEH or the Offeror, if the conditions to the Offer are not satisfied or waived by the Offeror in its sole discretion prior to the expiry time of the Offer provided that Vermilion and the Trust may not exercise this termination right if the conditions to the Offer have not been satisfied as a result of a breach by or the Trust of the Lock-up Agreement or a breach by Aventura of the Support Agreement;

         (c)      by the Offeror and/or BGEH if:

                  (i)      the Support Agreement is terminated;

                  (ii) if Vermilion or the Trust is in default of any material covenant or obligation under the Lock-Up Agreement, or if any representation or warranty of Vermilion or the Trust in such agreement was untrue or incorrect at the date of Lock-up Agreement, or, if not already qualified by a materiality concept, was untrue or incorrect in any material respect; or

         (d)      by Vermilion and the Trust:

                  (i) if after the 60th day after the Offer is commenced, the Offeror has not taken up and paid for all common shares of Aventura deposited under the Offer unless the failure of the Offeror to take up and pay for common shares arises as a result of the breach by Vermilion and/or the Trust or Aventura of any material covenant or obligation under the Lock-Up Agreement or the Support Agreement, respectively, or as a result of any representation or warranty of Vermilion or the Trust or Aventura under the Lock-Up Agreement or the Support Agreement, respectively, being untrue or incorrect or if not already qualified by a materiality concept (other than with respect to title to the common shares held by Vermilion and outstanding share capital) untrue or incorrect in any material respect;

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                                      -3-


                           provided, however, that if the take up and payment by the Offeror for common shares deposited under the Offer is delayed by:

                           (A)     an injunction or order of a court or
                                   regulatory authority of competent
                                   jurisdiction; or

                           (B)     the Offeror not having obtained any
                                   regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for common shares deposited under the Offer or necessary for Aventura to continue to carry on its business as currently conducted;

                           then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Lock-Up Agreement shall not be terminated pursuant to this provision until the earlier of:

                           (C)     90 days after the Offer is commenced; and

                           (D) the 10th business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

                           and provided further that if the board of directors of Aventura implements a shareholders' right plan, then the Lock-Up Agreement shall not be terminated pursuant to this provision until the earlier of:

                           (E)     180 days after the Offer is commenced; and

                           (F) the 10th business day following the date on which such shareholders' rights plan is terminated;

                  (ii) if the Support Agreement is terminated by BGEH or the Offeror;

                  (iii) if the Offer having expired and all of the conditions having been satisfied or waived, the Offeror has not taken up and paid for the common shares held by Vermilion pursuant to the Offer as required under the terms of the Support Agreement or Offer; or

                  (iv) if BGEH or the Offeror is in default of any material covenant or obligation under the Lock-Up Agreement, or if any representation or warranty of BGEH or the Offeror under such agreement shall have been untrue or incorrect and if not already qualified by a materiality concept untrue or incorrect in any material respect.

         COVENANTS OF VERMILION AND THE TRUST: Each of Vermilion and the Trust has agreed that during the period commencing on the date of the Lock-Up Agreement and continuing until the earlier of the termination of the Offer and the withdrawal of the common shares of Aventura held by Vermilion from the Offer as permitted by the Lock-Up Agreement: (a) it will not and will not permit any of its representatives to take any action of any kind which may in any way adversely affect the success of the Offer; (b) it will immediately terminate any existing discussions with

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                                      -4-


         any parties (other than the Offeror) with respect to any Acquisition Proposal (as defined in the Lock-Up Agreement); and (c) it will not directly or indirectly solicit, initiate, encourage or otherwise facilitate inquiries or offers from any other person relating to any Acquisition Proposal (provided that this shall not prevent Aventura from complying with its obligations under the Support Agreement with respect to Superior Proposals (as defined in the Lock-Up Agreement));
         (d) it will notify the Offeror in writing and provide relevant details of any Acquisition Proposal it receives; (e) it will use its reasonable commercial efforts as a direct or indirect shareholder of Aventura to satisfy the conditions of the Offer; (f) it will exercise the voting rights attaching to the common shares held by Vermilion and otherwise use its reasonable commercial efforts to oppose any proposed action which might reasonably prevent or delay the successful completion of the Offer, or which could result in material adverse effect in respect of Aventura (provided that this shall not prevent Aventura from complying with its obligations under the Support Agreement with respect to Superior Proposals); (g) it will not grant any proxy or other right to the common shares held by Vermilion or enter into any voting agreement with respect to such shares; (h) it will not sell transfer, pledge, encumber or grant an option over any common shares held by Vermilion; (i) it will promptly advise the Offeror of any material adverse effect in respect of Aventura known to Vermilion which might cause the conditions to the Offer not to be satisfied; (j) it will not directly or indirectly purchase any additional common shares; and (k) it will take all such steps as are required to ensure that at the time at which the Offeror takes up and pays for common shares pursuant to the Offer, the common shares held by the Vermilion will be owned beneficially and of record by the Vermilion with a good and marketable title thereto, free and clear of any and all restrictions or encumbrances of any kind.

         REPRESENTATIONS AND WARRANTIES: Each of Vermilion and the Trust made certain customary representations and warranties to each of BGEH and the Offeror and each of the Offeror and BGEH made certain customary representations and warranties to each of Vermilion and the Trust.

         INDEMNITY: Vermilion and the Trust have agreed to jointly and severally indemnify BGEH and the Offeror and their respective successors, assigns and affiliates and their respective directors, officers, agents, employees and shareholders for incorrectness in or breaches of the Lock-Up Agreement or breaches by Aventura of the Support Agreement, in each case discovered prior to the take up and payment for common shares deposited under the Offer, to a maximum amount of $9,000,000 (except in the case of intentional misrepresentation, intentional breach or fraud where the indemnification obligations are not limited in any way). If any such breaches are discovered after the take up and payment for common shares deposited under the Offer, the indemnification obligations of Vermilion and the Trust will extend to the total amount paid by the Offeror to Vermilion for its common shares (except in the case of intentional misrepresentation, intentional breach or fraud, and with except in the case of breaches of representations and warranties relating to tax matters, pensions and employee benefits and interested party transactions where the indemnification obligations are not limited in any way). Vermilion and the Trust have also provided full indemnities in respect of specific matters, including claims relating to the management or disposition of Aventura's former Argentine subsidiary and the surrender or cancellation of stock options of Aventura. With certain exceptions, indemnification payments are not required to be made to the Offeror or BGEH until the aggregate of such claims exceeds US$3,000,000.

         In the event of any breach by Vermilion or the Trust of the Lock-Up Agreement or by Aventura of the Support Agreement discovered prior to the take up and payment for common shares deposited under the Offer that results in a failure to consummate the transactions provided for in

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                                      -5-


         the Lock-Up Agreement, the termination of such agreement or the termination of the Support Agreement, and within six months of the expiry of the Offer, Vermilion and/or the Trust enter into an agreement for the sale of all or some of the common shares of Aventura held by them to a third party for more than $5.10 per share in cash or other consideration, then they shall be jointly and severally liable to pay to BGEH the greater of $9,000,000 and the aggregate amount which they received on the sale of such common shares in excess of the amount that the Offeror had agreed to pay to Vermilion in respect of the Offer.

6. Reliance on Section 146(2) of the SECURITIES ACT (Alberta), Section 85(2) of the SECURITIES ACT (British Columbia), Section 75(3) of the SECURITIES ACT (Ontario) and Section 74 of the SECURITIES ACT (Quebec):

         Not Applicable

7.       Omitted Information:

         Not Applicable

8.       Senior Officers:

         For further information contact Lorenzo Donadeo, President and Chief Executive Officer by telephone at (403) 269-4884 or by fax at (403) 269-4880.

9.       Statement of Senior Officer:

         The foregoing accurately discloses the material change referred to herein.



DATED at Calgary, Alberta this 29th day of March, 2004.


                                VERMILION ENERGY TRUST, by its
                                Administrator, Vermilion Resources Ltd.


                                Per: /s/ Lorenzo Donadeo
                                     ---------------------
                                     Lorenzo Donadeo
                                     President and Chief Executive Officer


IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATIONS FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION